                                                                 EXHIBIT (g)(28)

                        UNITED STATES DISTRICT COURT

                             DISTRICT OF NEVADA

                                       * * *

                                    )

HILTON HOTELS CORPORATION and       )
HLT CORPORATION,                                  CV-S-97-095-PMP  (RLH)
                                    )             BASE FILE

                                    )
         Plaintiffs,
                                    )

                                    )
v.
                                    )

                                    )
ITT CORPORATION,
                                    )

                                    )
         Defendant.
                                    )
ITT CORPORATION,
                                    )

                                    )
         Defendant and
         Counterclaimant,           )             CV-S-97-893-PMP  (RLH)

                                    )
v.
                                    )

                                    )
HILTON HOTELS CORPORATION and                     ORDER RE: INJUNCTIVE
                                    )             AND DECLARATORY RELIEF
HLT CORPORATION,
                                    )

                                    )
         Plaintiffs and
         Counterdefendants.         )
_______________________________


        Before the Court for consideration is the Complaint for Declaratory Relief (#1), filed on behalf of ITT Corporation ("ITT") on July 16, 1997, and the Motion for Injunctive and Declaratory Relief (#29), filed August 26, 1997, on behalf of

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Hilton Hotels Corporation and HLT Corporation (collectively "Hilton").(1)

        The parties have completed discovery and all issues have been extensively briefed. At the close of the hearing conducted September 29, 1997, the Court orally entered its ruling granting Hilton's Motion for Permanent Injunctive Relief. This Order constitutes the Court's written Findings of Fact and Conclusions of Law regarding ITT's Request for Declaratory Relief and Hilton's Motion for Injunctive and Declaratory Relief.

I. FACTS

        On January 27, 1997, Hilton announced a $55.00 per share tender offer for the stock of ITT, and announced plans for a proxy contest at ITT's 1997 annual meeting. This litigation commenced on the same date with the filing of Hilton's Complaint for Injunctive and Declaratory Relief seeking to enjoin ITT from impeding the shareholder franchise regarding the election of directors at ITT's annual meeting, and from taking other defensive measures in response to Hilton's announced tender offer and proxy contest.



_____________________________

        1. ITT's Complaint for Declaratory Relief was originally assigned to the Honorable David W. Hagen, United States District Judge, Case No. CV-S-97-893-DWH. On August 21, 1997, that action was reassigned (#24) and on August 26, 1997, was consolidated with the previously filed action, Hilton Hotels Corp. and HLT Corp. v. ITT Corp., CV-S-97-95-PMP (RLH) (#28).

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        On February 11, 1997, ITT formally rejected Hilton's tender offer. ITT proceeded to sell several of its non-core assets and opposed Hilton's takeover attempt before gaming regulatory bodies in Nevada, New Jersey and Mississippi.

        When it became apparent that ITT would not conduct its annual meeting in May 1997, as it had customarily done in preceding years, Hilton filed a motion for a mandatory injunction to compel ITT to conduct the annual meeting in May. On April 21, 1997, this Court denied Hilton's Motion finding that Nevada law and ITT's by-laws did not require that ITT conduct its annual meeting within twelve months of the prior meeting, but rather that ITT had eighteen months within which to do so. Hilton Hotels Corp. and HLT v. ITT Corp., 962 F. Supp. 1309 (D. Nev. 1997), aff'd, 116 F.3d 1483 (9th Cir. 1997).

        On July 15, 1997, ITT announced a Comprehensive Plan which, among other things, proposed to split ITT into three new entities, the largest of which would become ITT Destinations. ITT Destinations would be comprised of the current ITT's hotel and gaming business which account for approximately 93% of ITT's current assets. A second entity, ITT Educational Services, would consist of the current ITT's technical schools, and ITT's European Yellow
Pages Division would remain with the current ITT as ITT World Directories.

        Most significantly, under the Comprehensive Plan, the board of directors of the new ITT Destinations would be comprised of the members of ITT's current board with one important distinction.

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The new board would be a "classified" or "staggered" board divided into three classes with each class of directors serving for a term of three years, and with one class to be elected each year. Moreover, a shareholder vote of 80% would be required to remove directors without cause, and 80% shareholder vote would also be required to repeal the classified board provision or the 80% requirement to remove directors without cause.

        Additionally, the record fairly supports Hilton's contention that the Comprehensive Plan contains a "poison pill" resulting in a $1.4 billion tax liability which would be triggered if Hilton successfully acquired more than 50% of ITT Destinations and that Hilton would be liable for 90% of the tax bill.

        Finally, and critical to this Court's analysis, ITT seeks to implement the Comprehensive Plan prior to ITT's 1997 annual meeting and without obtaining shareholder approval.

II. THE PARTIES' CONTENTIONS AND APPLICABLE LEGAL STANDARDS

      On July 16, 1997, ITT filed the Complaint for Declaratory Relief (#1) now before the Court, seeking two declarations:

        1. That Hilton cannot show that ITT's board acted outside its powers or failed to exercise its powers in good faith and with a view to the interests of the corporation and its shareholders in adopting the Comprehensive Plan; and

        2. That Hilton, as a would-be acquiror, is antagonistic to other ITT shareholders and thus lacks standing as a proper derivative plaintiff to pursue an injunction against the Comprehensive Plan based on alleged breach of fiduciary duty by ITT's board.

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        Shortly after ITT's announcement of its Comprehensive Plan, Hilton announced an amended tender offer of $70.00 per share which was rejected by ITT. On August 26, 1997, Hilton filed its Motion for Injunctive and Declaratory Relief (#29) seeking:

                1. A preliminary and permanent injunction enjoining ITT from proceeding with its Comprehensive Plan;

                2. Declaring that by adopting the Comprehensive Plan, ITT's directors had breached their fiduciary duties to ITT and its shareholders;

                3. Declaring that ITT may not implement its Comprehensive Plan without obtaining a shareholder vote; and

                4. Requiring ITT to conduct its 1997 annual meeting for the election of directors not later than November 14, 1997.

        The legal standard applicable to a request for preliminary injunctive relief is well settled. The party requesting such relief must show: (1) probable success on the merits and irreparable injury; or (2) sufficiently serious questions going to the merits to make the case a fair ground for litigation and a balance of hardships tipping decidedly in favor of the party requesting relief. Topanga Press, Inc. v. City of Los Angeles, 989 F.2d 1524, 1528 (9th Cir. 1993). These are not two separate test, but "merely extremes of a single continuum." Id. (citation omitted).

        Where, as here, Hilton's Motion seeks mandatory injunctive relief in the sense that a trial on the merits could not practically reverse a preliminary decision enjoining

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implementation of ITT's Comprehensive Plan until after the
1997 annual meeting, the Motion is subject to heightened scrutiny and the injunction requested should not issue unless the facts and the law clearly favor the party requesting such relief. Hilton, 962 F.Supp at 1309 (citations omitted). Therefore, this Court will apply the standard for permanent injunctive relief with regard to Hilton's Motion.

        "The standards for issuing a permanent injunction are substantially similar to those applied to requests for preliminary injunctive relief; however, in order to obtain a permanent injunction plaintiffs must actually succeed on the merits of their claims." Coleman v. Wilson, 912 F.Supp. 1282, 1311 (E.D. CA.
1995) (citing Sierra Club v. Penfold, 857 F.2d 1307, 1318 (9th Cir. 1988)).

        The requests for declaratory relief advanced by ITT and Hilton are governed by Rule 57 of the Federal Rules of Civil Procedure and 28 U.S.C. (S) 2201.

III. DISCUSSION

        This case involves consideration of the powers and duties of the board of directors of a Nevada corporation in responding to a hostile takeover attempt, and the importance of protecting the franchise of the shareholders of the corporation in the process.

        Many courts have grappled with legal issues presented by the strategies employed by hostile bidders, such as Hilton, and the concomitant anti-takeover defensive measures utilized by

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target companies, such as ITT. Coupling an unsolicited tender offer with a proxy contest to replace the incumbent board is a favored strategy of would-be acquirors. A variety of sophisticated defensive measures, including "poison pill" plans have also evolved to frustrate a host of takeover attempts. As a result, "replacing the incumbent directors of the target corporation is viewed as an efficient way to eliminate the target company's ability to utilize these anti-takeover defenses." Kidsco v. Dinsmore III, 674 A.2d 483, 490 (Del. Ch.
1995). See also Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1379 (Del.
1995).

        Nevada state case law is virtually silent on the subject. However, provisions of Chapter 78 of the Nevada Revised Statutes ("N.R.S.") speak to the respective rights and duties of directors and officers of corporations, and the rights of corporate stockholders. Nevada's statutory scheme does not, however, provide clear guidance in this case. While N.R.S. (S) 78.138 addresses several powers of a corporate board in undertaking defensive measures to resist a hostile takeover, nothing in the Nevada statutes, or elsewhere in the law of Nevada, authorizes the incumbent board of a corporation to entrench itself by effectively removing the right of the corporation's shareholders to vote on who may serve on the board of the corporation in which they own a share. Whether a target corporation such as ITT can do so in the face of a hostile takeover attempt by Hilton is the dispositive issue presented in this case.

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        Where, as here, there is no Nevada statutory or case law on point for an issue of corporate law, this Court finds persuasive authority in Delaware case law. Shoen v. AMERCO, 885 F. Supp. 1332, 1341 n.20 (D. Nev. 1994).

        A. LEGAL FRAMEWORK FOR BOARD ACTION IN RESPONSE TO A PROXY CONTEST AND TENDER OFFER.

        As this case involves both a tender offer and a proxy contest by Hilton, the proper legal standard is a Unocal/Blasius analysis as articulated in Stroud
v. Grace, 606 A.2d 75, 92 n.3 (Del. 1992), and Unitrin, 651 A.2d at 1379.

        In assessing a challenge to defensive actions by a target corporation's board of directors in a takeover context, this Court has held that the Court of Chancery should evaluate the board's overall response, including the justification for each contested defensive measure, and the results achieved thereby. Where all of the target board's defensive actions are inextricably related, the principles of Unocal require that such actions be scrutinized collectively as a unitary response to the perceived threat.

Unitrin, 651 A.2d at 1386-87 (emphasis supplied).

        Where an acquiror launches both a proxy fight and a tender offer, it

        "necessarily invoke[s] both Unocal and Blasius" because "both [tests] recognize the inherent conflicts of interest that arise when shareholders are not permitted free exercise of their franchise. . . .
        [I]n certain circumstances, [the judiciary] must recognize the special import of protecting the shareholders' franchise within Unocal's requirement that any defensive measure be proportionate and 'reasonable in relation to the threat posed.'"

Unitrin, 651 A.2d at 1379 (quoting Stroud, 606 A.2d at 92 n.3).

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        A board's unilateral decision to adopt a defensive measure touching
        "upon issues of control" that purposefully disenfranchises its shareholders is strongly suspect under Unocal, and cannot be sustained without a "compelling justification."

Stroud, 606 A.2d at 92 n.3.

        These cases have drawn a distinction between the exercise of two types of corporate power: 1) power over the assets of the corporation and 2) the power relationship between the board (management) and the shareholders. Actions involving the first type of power invoke the business judgment rule, or Unocal if an action is in response to a reasonably perceived threat to the corporation. Actions involving the second power invoke a Blasius analysis. The issues raised in this case require the Court to focus on the power relationship between ITT's board and ITT shareholders, not on the ITT board's actions relating to corporate assets.

        Several amicus briefs have been filed on behalf of ITT shareholders, urging that they be allowed to vote on the Comprehensive Plan and the board of directors at the 1997 annual meeting. This Court has found no legal basis mandating a shareholder vote on the adoption of ITT's Comprehensive Plan in its entirety. However, as the Court finds that the Comprehensive Plan would violate the power relationship between ITT's board and ITT's shareholders by impermissibly infringing on the shareholders' right to vote on members of the board of directors, it must be enjoined.

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        ITT argues that Nevada does not follow Delaware case law since N.R.S.
(S) 78.138 provides that a board, exercising its powers in good faith and with an view to the interests of the corporation can resist potential changes in control of a corporation based on the effect to constituencies other than the shareholders. However, the corporate rights provided under N.R.S. (S) 78.138 are not incompatible with the duties articulated in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), Revlon Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986) and Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).

        Delaware case law merely clarifies the basic duties established by the Nevada statutes. Shoen recognized this, and explicitly found that a good faith breach of duty was actionable under Nevada corporate law. Neither the Nevada Legislature in two successive sessions nor the Nevada Supreme Court has disagreed. ITT would have this Court establish that the only duty a board has under Nevada law is a duty of good faith. This Court will not eliminate the principles articulated in Unocal, Blasius and Revlon and the common law duties of care and loyalty without any indication from the Nevada Legislature or the Nevada Supreme Court that that is the legislative intent.

        Thus, Delaware precedent establishes that a board has power over the management and assets of a corporation, but that power is not unbridled. That power is limited by the right of shareholders to vote for the members of the board. As articulated in Shoen, this right underlies the concept of corporate democracy. This

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Court fully endorses the reasoning in Shoen and Blasius regarding the importance of the shareholder franchise to the entire scheme of corporate governance. This Court will, therefore, examine ITT's Comprehensive Plan under the Unocal/Blasius analysis.

        Unocal requires the Court to consider the following two questions: 1) Does ITT have reasonable grounds for believing a danger to corporate policy and effectiveness exists? 2) Is the response reasonable in relation to the threat? If it is a defensive measure touching on issues of control, the court must examine whether the board purposefully disenfranchised its shareholders, an action that cannot be sustained without a compelling justification. Stroud, 606 A.2d at 92 n.3.

        1. THE CLASSIFIED BOARD FOR ITT DESTINATIONS

        The first defensive action this Court will analyze under the Unocal standard is the provision in the Comprehensive Plan for a classified board for ITT Destinations.

                A. REASONABLE GROUNDS FOR BELIEVING A THREAT TO CORPORATE POLICY
                   AND EFFECTIVENESS EXISTS.

        Nine of ITT's eleven directors are outside directors. Under Unocal, such a majority materially enhances evidence that a hostile offer presents a threat warranting a defensive response. Unitrin, 651 A.2d at 1375.

        ITT argues strenuously that the Comprehensive Plan is better than Hilton's offer. This is not for the Court to decide, and it is not determinative under its analysis. Under Unocal, a court must first determine if there is a threat to corporate

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policy and effectiveness. ITT has failed to demonstrate such a threat.

        ITT has made no showing that Hilton will pursue a different corporate policy than ITT seeks to implement through its Comprehensive Plan. In fact, over the past few months, ITT has to a large extent adopted Hilton's proposed strategy of how it says it will govern ITT if its slate of directors is elected. There has also been no showing of Hilton's inability or ineffectiveness to run ITT if it does succeed in its takeover attempt. ITT cites to the fact that some Sheraton franchise owners will be unhappy if Hilton enters into certain management contracts, but this is not fundamental or pervasive enough to constitute a "threat" to ITT's corporate policy or effectiveness.

        The ITT board has also failed to meet its burden of showing "good faith and reasonable investigation" of a threat to corporate policy or effectiveness which would meet the burden placed on the board under the first prong of the Unocal test. Since Hilton's tender offer was announced, the ITT board has not met with Hilton to discuss the offer. Moreover, the overwhelming majority of ITT's evidence of good faith relates to its approval of the Comprehensive Plan, not to the inadequacy of Hilton's offer.

        The sole "threat" ITT points to is that Hilton's offer of $70 a share is inadequate, primarily because this price does not contain a control premium. However, at the August 14, 1997, ITT board meeting, Goldman Sachs told the ITT board that the market valued ITT's plan at $62 to $64 dollars a share. This contradicts

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        ITT's argument that there is no control premium over market price contained in Hilton's offer. That ITT itself was offering to buy back roughly 26% of its stock at $70 a share does not nullify this fact.


        The only attempt ITT has made to satisfy the first prong of the Unocal analysis is to argue that Hilton's price is inadequate. However, while inadequacy of an offer is a legally cognizable threat, Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1153 (Del. 1990), ITT has shown no real harm to corporate policy or effectiveness. The facts in Unocal illustrate this point well. Unocal involved a tender offer with a back-end offer of junk bonds. 493 A.2d at 949-950. Junk bond financing could reasonably harm the future policy and effectiveness of a company. As ITT itself is offering only $70 a share, and the Comprehensive Plan involves greatly increasing the leveraging of ITT, its claim that Hilton's offer of $70 a share is a threat to policy or effectiveness is unpersuasive. In light of these facts, the alleged inadequacy of Hilton's offer is not a severe threat to ITT. Under the proportionality requirement, the nature of Hilton's threat will set the parameters for the range of permissible defensive tactics under the second prong of the Unocal test. Unitrin, 651 A.2d at 1384.

                B. ITT'S RESPONSE WAS PRECLUSIVE

        Assuming Hilton's offer constitutes a cognizable threat under Unocal, ITT's response cannot be preclusive or coercive, and it must be within the range of reasonableness. As articulated in


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Unitrin, a board cannot "cramm down" on shareholders a management sponsored alternative. Unitrin, 651 A.2d at 1387. The installation of a classified board for ITT Destinations, a company which will encompass 93% of the current ITT's assets and 87% of its revenues, is clearly preclusive and coercive under Unitrin. The classified board provision for ITT Destinations will preclude current ITT shareholders from exercising a right they currently possess - to determine the membership of the board of ITT. At the very minimum, ITT shareholders will have no choice but to accept the Comprehensive Plan and a majority of ITT's incumbent board members for another year. Therefore, the Comprehensive Plan is preclusive.

        C. THE PRIMARY PURPOSE OF THE COMPREHENSIVE PLAN IS TO INTERFERE WITH SHAREHOLDER FRANCHISE

        ITT's response to Hilton's tender offer touches upon issues of control, and this Court must determine whether the response purposefully disenfranchises ITT's shareholders. If so, under the analysis of Stroud and Unitrin, it is not a reasonable response unless a "compelling justification" exists. It is important to note that in Blasius, the board did something that normally would be entirely permissible under Delaware law and its own by-laws: it expanded the board from seven to nine individuals. It did this in the face of a hostile takeover by a company financed through "junk bonds" and two individuals who sought to substantially "cash out" many of the target corporation's assets. Blasius, 564 A.2d at 653-54. Still, while the board in Blasius had a good faith reason

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to act as it did, and it acted with appropriate care, the board could not lawfully prevent the shareholders from electing a majority of new directors.

        Blasius' factual scenario is strikingly similar to the circumstances surrounding ITT's actions. Normally, a corporation is free to adopt a classified board structure. In fact many companies, including Hilton, have classified boards. As long as the classified board is adopted in the proper manner, whether through charter amendment, changes in the by-laws of a company or through shareholder vote, it is permissible. However, Blasius illustrates that even if an action is normally permissible, and the board adopts it in good faith and with proper care, a board cannot undertake such action if the primary purpose is to disenfranchise the shareholders in light of a proxy contest. Blasius, 564 A.2d at 652. Thus, while ITT could normally adopt a classified board or issue a dividend of shares creating ITT Destinations, it cannot undertake these actions if the primary purpose is to disenfranchise ITT shareholders in light of Hilton's tender offer and proxy contest.

        As a board would likely never concede that its primary purpose was to entrench itself, this Court must look to circumstantial evidence to determine the primary purpose of ITT's action touching upon issues of control. While none of the following factors are dispositive, collectively they eliminate all questions of material fact, and demonstrate that the primary

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purpose of ITT's Comprehensive Plan was to disenfranchise its shareholders.

                                   I. TIMING

        The intent evidenced by the timing of the Comprehensive Plan is transparent. Although ITT claims that a spin-off or sale was contemplated before Hilton's tender offer, it makes no mention of when the board determined to move from an annually elected board to a classified board. Moreover, all aspects of ITT's Comprehensive Plan were formulated against the backdrop of Hilton's tender offer and proxy contest, and the Plan was not announced until well after Hilton's initial tender offer. Finally, this major restructuring of ITT was announced and to be implemented in a little over two months, and designed to take effect less than two months before the annual meeting was to be held at which shareholders would have the opportunity to vote on an annually elected rather than a classified board.

                               II. ENTRENCHMENT

        The ITT directors who are approving the Comprehensive Plan are the same directors who will fill the classified board positions of ITT Destinations. ITT and its advisors recognized from the outset that they were vulnerable because they did not have a staggered board of directors. The members of ITT's board are appointing themselves to new, more insulated positions, and at least seven of the eleven directors are avoiding the shareholder vote that would otherwise occur at ITT's 1997 annual meeting. While companies may convert from annual to classified boards, as

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Blasius illustrates, the rub is in the details. It is the manner of adopting the
Comprehensive Plan with its provision for a new certified board comprised of incumbent ITT directors which supports the conclusion that ITT's Plan is primarily designed to entrench the incumbent board.

                           III. ITT'S STATED PURPOSE

        ITT has offered no credible justification for not seeking shareholder approval of the Comprehensive Plan. ITT simply claims that it wants to "avoid market risks and other business problems." (pp. 10-11 of ITT's Opposition). Such vague generalizations do not approach the required showing of a reasonable justification other than entrenchment for the board's action. Simply stating that its "advisors" suggested a rapid implementation of the Comprehensive Plan, without pointing to a specific risk or problem, is insufficient to meet ITT's burden.

                      IV. BENEFITS OF COMPREHENSIVE PLAN

ITT argues that there are economic benefits to the Comprehensive Plan, and general benefits of the classified board provision for ITT Destinations. That may be true, but the additional benefits of a plan infringing on shareholder voting rights do not remedy the fundamental flaw of board entrenchment.

                         V. EFFECT OF CLASSIFIED BOARD

        The classified board provision for ITT Destinations under ITT's Comprehensive Plan ensures that ITT shareholders will be absolutely precluded from electing a majority of the directors nominated under Hilton's proxy contest at the 1997 annual meeting.

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Such a Plan, coupled with ITT's vehement opposition to Hilton's tender offer, is inconsistent with ITT's earlier argument that a delay of the 1997 annual meeting from May to November would afford shareholders additional time to inform themselves and more fully consider the implications of their vote for directors at the 1997 annual meeting .

        ITT's position is particularly anomalous given the fact that when ITT previously split the company in 1995, it sought shareholder approval. While shareholder approval may not be absolutely required to split ITT now anymore than it was in 1995, the fact that the ITT board decided to subject the 1995 split of the company to a shareholder vote is strong evidence that the primary purpose of its attempts to implement the Comprehensive Plan prior to the 1997 annual meeting is to entrench the incumbent ITT board.

                        VI. FAILURE TO OBTAIN AN IRS OPINION AS TO EFFECTS OF
                            THE COMPREHENSIVE PLAN

        ITT is not seeking an Internal Revenue Service opinion regarding the tax consequences of the three-way split of ITT under the Comprehensive Plan. It is doubtful that an Internal Revenue Service opinion on the matter could be obtained before ITT's 1997 annual meeting. Furthermore, there are serious questions as to the extent to which implementation of the Comprehensive Plan will constitute a taxable event to ITT and its shareholders, or the extent to which Hilton would incur adverse tax consequences if it attempted to takeover ITT Destinations once the Comprehensive Plan

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is implemented. ITT dismisses these concerns by arguing that its attorneys advise that there are no adverse tax consequences under the Comprehensive Plan. However, the record demonstrates otherwise. ITT's counsel conceded that there is no binding precedent on point and that the issue was not free from doubt. While obtaining a tax opinion from the Internal Revenue Service may not be mandatory, ITT's failure to seriously consider obtaining such an opinion provides additional evidence that ITT's primary intention in implementing the Comprehensive Plan at this time was to impede the shareholder franchise .

            2. OTHER PROVISIONS OF THE COMPREHENSIVE PLAN

        This Court's analysis regarding the threat to ITT under the first prong of Unocal is equally applicable to the remaining elements of the Comprehensive Plan. Whether the other aspects of ITT's Comprehensive Plan violate the second step of the Unocal analysis, that is whether they are preclusive or coercive, is problematic. Certainly the record before the Court supports Hilton's contention that the "tax poison pill" relating to its potential purchase of ITT Destinations is preclusive and coercive. Hilton also argues that ITT's Plan is coercive because ITT is offering $70.00 a share for only 26% of the stock. Since the trading value of the stock is $62.00 to $64.00 per share, shareholders will have to tender their shares immediately to avoid a financial loss. These arguments create serious questions as to whether the other elements of the Comprehensive Plan are preclusive and coercive.

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        The Unocal test is also referred to as a "proportionality test." see,
e.g., Unitrin, 651 A.2d at 1384. Serious questions remain as to whether the Comprehensive Plan is reasonable in relation to the threat posed by Hilton's offer. The Comprehensive Plan entails a split-up of ITT and spin-off of 93% of the company's assets without a shareholder vote. There are important tax considerations, both the "tax poison pill" discussed above and the relative tax burdens of spinning off World Directories as opposed to one of the smaller entities. Additionally, other aspects of the financial restructuring involved in the Comprehensive Plan illustrate that the plan is extremely complex, and that the three ITTs emerging from the plan will be fundamentally different companies.

        Serious questions exist as to whether the remaining provisions of the Comprehensive Plan are preclusive or coercive, or reasonable responses under Unocal. This Court finds it unnecessary, however, to undertake an exhaustive analysis of the laundry list of issues presented by both parties. The different provisions of the Comprehensive Plan are inextricably related, and this Court has already concluded that the staggered board provision is preclusive and was enacted for the primary purpose of entrenching the current board. Therefore, the entire Comprehensive Plan must be enjoined.

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                3. DUTY TO MAXIMIZE VALUE TO SHAREHOLDERS UNDER REVLON

        Hilton further argues that injunctive relief is warranted based on an analysis of the Comprehensive Plan under the Revlon standard. The Court finds that Hilton has not extinguished all material facts as to whether the Comprehensive Plan involves: 1) an abandonment of the long-term strategy of ITT involving a breakup of the company or 2) a sale of control is contemplated in Revlon and Paramount v. QVC, 637 A.2d 34 (Del. 1994). Therefore, permanent injunctive relief on this basis is not warranted.

IV. CONCLUSION

        Earlier in this litigation, the Court fully embraced pertinent language in Shoen and Blasius regarding the importance of the shareholder franchise. Hilton, 962 F. Supp. at 1310. Those principles encompass fundamental concepts of corporate governance and bear repetition.

        Shareholders do not exercise day-to-day business judgments regarding the operation of a corporation -- those are matters left to the reasonable discretion of directors, officers and the corporation's management team. Corporate boards have great latitude in exercising their business judgments as they should. As a result, shareholders generally have only two protections against perceived inadequate business performance. They may sell their stock or vote to replace incumbent board members. For this reason, interference with the shareholder franchise is especially

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serious. It is not to be left to the board's business judgment, precisely because it undercuts a primary justification for allowing directors to rely on their business judgment in almost every other context. Indeed, as the court in Shoen noted, "one of the justifications for the business judgment rule's insulation of directors from liability for almost all of their decisions is that unhappy shareholders can always vote the directors out of office." Shoen, 885 F. Supp. at 1340.

        As this Court has noted previously, "'inquiries concerning fiduciary duties are inherently particularized and contextual. It is probably not possible to work out rules that will be perfectly predictive of future cases involving claimed impediments to the shareholder vote. It is sufficient to express a reasoned judgment on the facts presented.'" Hilton, 962 F. Supp. at 1311 (quoting Stahl, 579 A.2d at 1125).

        ITT strongly argues that its Comprehensive Plan is superior to Hilton's alternative tender offer. This argument should be directed to ITT's shareholders, not this Court.

        ITT also claims that it has properly considered other constituencies in responding to Hilton's offer, as it is expressly allowed to do under N.R.S. (S)
78.138. ITT is correct. Other constituencies may be considered under that provision, but nothing in that statute suggests that the interests of third parties are as important as the right of shareholder franchise. While the two interests are not exclusive, neither are they equal. The right of shareholders to vote on directors at an annual meeting is a

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fundamental principle of corporate law, and it is not outweighed by the interests listed in N.R.S. (S) 78.138.

        Likewise, the good faith of the ITT board in implementing the Comprehensive Plan does not change this Court's analysis. Shoen, relying on Blasius, recognized a good faith breach of duty under Nevada law. Simply put, there is no compelling justification for infringement of the shareholder franchise as proposed by the implementation of ITT's Comprehensive Plan before the 1997 annual meeting.

        The ultimate outcome of the election of directors at ITT's 1997 annual meeting is not a relevant inquiry for this Court. That is something for the shareholders who own ITT to decide when they select the board who will lead the corporation. If a majority of the incumbent ITT board is re-elected after a fully-informed and fair shareholder vote, that board will be free to implement any business plan it chooses so long as that plan is consistent with ITT's charter and by-laws, and governing law.

        This Court concludes that the structure and timing of ITT's Comprehensive Plan with its classified board provision for ITT Destinations, is preclusive and leaves no doubt that the primary purpose for ITT's proposed implementation of the Comprehensive Plan before the 1997 annual meeting is to impermissibly impede the exercise of the shareholder franchise by depriving shareholders of the opportunity to vote to re-elect or to oust all or as many of the incumbent ITT directors as they may choose at the upcoming annual meeting. It has as its primary purpose the entrenchment of

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the incumbent ITT board. As a result, the Court concludes that Hilton has prevailed on the merits of its claim for permanent injunctive relief.

        IT IS THEREFORE ORDERED that Hilton's Motion for Permanent Injunctive Relief (#29) is granted to the extent that ITT is hereby enjoined from implementing its Comprehensive Plan announced July 15, 1997.

        IT IS FURTHER ORDERED that ITT's annual meeting shall be held no later than November 14, 1997.

        IT IS FURTHER ORDERED that Hilton's Motion for Declaratory and Injunctive Relief (#29) and ITT's Complaint for Declaratory Relief (#1) are denied in all other respects.

DATED: October 2, 1997




                                        /s/ PHILIP M. PRO
                                        ---------------------------------
                                        PHILIP M. PRO
                                        United States District Judge




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